[Letterhead of Sutherland Asbill & Brennan LLP]

November 18, 2011

VIA EDGAR

Mr. Kevin C. Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.
Registration Statement on Form N-2
Filed February 11, 2011
File No. 333-172214

Dear Mr. Rupert:

On behalf of TICC Capital Corp. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on February 25, 2011 with respect to the Company’s registration statement on Form N-2 (File No. 333-172214), filed with the Commission on February 11, 2011 (the “Registration Statement”). The Staff’s comment is set forth below and is followed by the Company’s response.

1.	Please note that the Staff has taken the position that all collateralized loan obligation, or “CLO,” vehicles are not “eligible portfolio companies” within the meaning of Section 2(a)(46) of the Investment Company Act of 1940, as amended, or the 1940 Act, including those relying on an exclusion from the definition of investment company set forth in Rule 3a-7 thereunder. Please confirm that the Company will not invest in such CLO vehicles to the extent such investments, together with other investments not qualifying as “good assets” under Section 55(a) of the 1940 Act, exceed the 30% limitation imposed under Section 55(a).

The Company acknowledges the Staff’s position with respect to the treatment of CLO vehicles under Section 2(a)(46) of the 1940 Act, and confirms that it will only make additional investments in CLO vehicles to the extent doing so would not cause the Company to violate the restrictions set forth in Section 55(a) on the amount of the Company’s total assets that may be invested in “bad assets” (i.e., assets other than those specified in paragraphs (1) through (6) of Section 55(a), and the rules promulgated thereunder).

Mr. Kevin C. Rupert

November 18, 2011

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Jonathan H. Cohen / TICC Capital Corp.
John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP